Exhibit 4.35
TERM SHEET
LONG TERM CREDIT AGREEMENT
The following are the main terms and conditions pursuant to which Grupo Televisa, S.A.B. (“Grupo Televisa”) and Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex (“Banamex”), entered into a credit agreement dated March 23, 2011 (the “Loan Agreement”).

TYPE OF TRANSACTION:	Long term loan (the “Loan”)

BANK:	Banco Nacional de Mexico, S.A. integrante del Grupo Financiero Banamex

BORROWER:	Grupo Televisa, S.A.B.

USE OF PROCEEDS:	General corporate purposes

GUARANTIES:	None

AGGREGATE AMOUNT:	Ps.$400,000,000 (Four Hundred Million Pesos 00/100)

DISBURSEMENT DATE:	March 25, 2011

TERM:	10 (ten) years. The Loan Agreement matures on March 23, 2021

MATURITY DATES:	The Aggregate Amount to be paid on March 23, 2021

INTEREST RATE:	Fixed annual interest rate equal to 9.40% payable on a monthly basis

COVENANTS:	As long as the Loan is outstanding and until payment in full of the Aggregate Amount, Grupo Televisa assumed, among others, the following covenants:

(a) Compliance with applicable laws and tax payments;

(b) Existence and business conduct;

(c) Disclosure obligations;

(d) Insurance;

(e) Accounting;

(f) Inspection rights;

(g) Compliance with obligations; and

(h) Use of proceeds.

RESTRICTIVE COVENANTS:	Pursuant to the Loan Agreement, Grupo Televisa assumed certain restrictive covenants that limit its ability to:

(a) Consummate (or permit that its Significant Subsidiaries (as such term is defined in the Loan Agreement) consummate) mergers, spin-offs, liquidations or dissolutions;

(b) Transfer fixed assets; and

(c) Incur liens.

FINANCIAL RATIOS:	As long as the Loan is outstanding and until payment in full of the Aggregate Amount, Grupo Televisa shall maintain the following financial ratios:

Leverage Ratio: Grupo Televisa will not at any time permit the ratio of (i) total consolidated debt to (ii) Consolidated EBITDA at the end of any period of 4 (four) consecutive calendar quarters to be greater than 4.00 to 1.00

Interest Coverage Leverage: Grupo Televisa will not at any time, permit the Interest Coverage (Consolidated EBITDA to consolidated interest expense in any period of 4 (four) consecutive calendar quarters) to be less than 1.50 to 1.00

For the aforementioned financial ratios, Consolidated EBITDA means, for any period until payment of the Aggregate Amount, the sum of the amounts for such period of consolidated operating income of Grupo Televisa and its subsidiaries for such period, before depreciation and amortization and other non recurring expenses or net income.

EVENTS OF DEFAULT:	Grupo Televisa shall be deemed to be in default upon the occurrence of, among others, any of the following events:

(a) Default in payment when due of Loan;

(b) False or misleading representations, warranties or certifications made under the Loan Agreement;

(c) Default in payment, when due, of any principal or interest, of any indebtedness in the aggregate principal amount of US$100,000,000;

(d) Inability to pay its debts as they become due;

(e) Any governmental authority takes action to condemn, seize, nationalize or appropriate any substantial portion of the Company’s assets;

(f) Any license, consent, authorization, concession, registration or approval at any time necessary to enable Grupo Televisa to comply with any of its obligations under the Loan Agreement is revoked;

(g) Grupo Televisa fails to observe or perform certain covenants, conditions or agreements and such default continues unremedied for a period of 30 (thirty) or more days after notice thereof by Banamex to Grupo Televisa;

(h) If any event or condition occurs and as determined by Banamex in good faith, has or may have a substantial adverse effect on the ability of Grupo Televisa or its Significant Subsidiaries to pay the credit or comply with the obligations resulting from the Loan Agreement or its promissory note and such effect is not remedied within 15 (fifteen) calendar days from the date in which Banamex notifies Grupo Televisa;

(i) A final judgment or judgments for the payment of US$50,000,000 or more in the aggregate; or

(j) If at any time and for any reason attributable to Grupo Televisa (except for payment of the Loan or compliance with existing obligations thereunder), the Loan Agreement and/or its promissory note cease to be in full force and effect, or Grupo Televisa challenges the validity of the Loan Agreement and/or its promissory note.

JURISDICTION:	Mexican federal courts located in Mexico City.

GOVERNING LAW:	Applicable federal law in Mexico.

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